Exhibit 99.3

ICECURE MEDICAL LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Eyal Shamir, Chief Executive Officer and Director, Mr. Meir Peleg, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares, no par value, of IceCure Medical Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Special General Meeting of Shareholders (the “Meeting”) to be held on Monday, November 2, 2026 at 5:00 p.m. Israel time, and at any adjournments or postponements thereof, by means of remote communication, upon the following matters, which are more fully described in the Notice of Annual and Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this proxy will be voted “FOR” such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ICECURE MEDICAL LTD.
ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: November 2, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.      To re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network as the independent auditor until the next annual general meeting of the shareholders of the Company, and to authorize the Board of Directors of the Company to determine their remuneration until the Company’s next annual general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.      To approve an equity-based compensation grant to Mr. Eyal Shamir, the Company’s Chief Executive Officer and Director, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.      To approve an equity-based compensation grant to Mr. Ron Mayron, the Company’s Chairman of the Board of Directors, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

PLEASE NOTE: By signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Israeli Companies Law 5759-1999) (the “Companies Law”), and have no personal interest in the approval of any of the items that are proposed for approval at the annual and special general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via email to Mr. Meir Peleg, e-mail address: meirp@icecure-medical.com.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.